SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34240; 812-15185

SharesPost 100 Fund and Liberty Street Advisors, Inc.

April 5, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)

of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section

17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

management investment companies to issue multiple classes of shares and to impose early

withdrawal charges and asset-based distribution fees and/or service fees with respect to certain

classes.

Applicants: SharesPost 100 Fund (the "Initial Fund") and Liberty Street Advisors, Inc. (the

"Adviser" and together with the Initial Fund, the "Applicants").

Filing Dates: The application was filed on December 14, 2020, and amended on March 2, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by e-mailing the

Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the

request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on April

30, 2021 and should be accompanied by proof of service on the Applicants, in the form of an

affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: c/o Andrew Nowack, by email to anowack@libertystreetfunds.com.

FOR FURTHER INFORMATION CONTACT: Jill Ehrlich, Senior Counsel, at (202) 551-6819; Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   The Initial Fund is a Delaware statutory trust that is registered under the Act as a closed-end management investment company and operated as an interval fund pursuant to rule 23c-3 under the Act. The investment objective of the Initial Fund is capital appreciation, which is a fundamental policy of the Initial Fund. The Initial Fund pursues its investment objective primarily by investing in the equity securities (e.g., common and/or preferred stock, or equity-linked securities convertible into such equity securities) of certain private, operating, late-stage, growth companies primarily comprising the SharesPost 100, a list of companies selected and maintained by the Adviser.

2.   The Adviser is a New York corporation and is an investment adviser registered with the Commission under the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Initial Fund.

3.   Applicants seek an order ("Order") to permit the Funds (as defined below) to issue multiple classes of shares, each having its own fee and expense structure and to impose early withdrawal charges ("EWCs") and asset-based distribution and/or service fees with respect to certain classes.

4.   Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser and that operates as an interval fund pursuant to rule 23c-3 under the Act or provides periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (each, a "Future Fund" and together with the Initial Fund, the "Funds").[2]

5.   The Initial Fund is currently offering Class A, Class I and Class L common shares of beneficial interest ("Initial Class Shares") on a continuous basis in connection with its current registration statement and an exemptive order issued to the Initial Fund and its previous investment adviser by the Commission (the "Previous Order")[3] granting substantially the same

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[1]   A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2]   Applicants represent that any of the Funds relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants further represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

[3]   *SharesPost 100 Fund and SP Investments Management, LLC*, Release No. 32768 (July 31, 2017)(Notice) and Release No. 32799 (Aug. 28, 2017) (Order).

relief as is sought herein. On December 9, 2020, the Adviser became the investment adviser to the Initial Fund, at which time the Initial Fund was no longer permitted to rely on the Previous Order.[4] Applicants state that additional offerings by any Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange, nor quoted on any quotation medium, and the Funds do not expect there to be a secondary trading market for their shares.

6.   If the requested relief is granted, the Initial Fund intends to continue to continuously offer the Initial Class Shares, and may offer one or more additional classes of shares (the "New Class Shares"). Each of the Initial Class Shares have, and each of the New Class Shares will have, its own fee and expense structure. Because of the different distribution and/or service fees, services and any other class expenses that may be attributable to each class of shares, the net income attributable to, and the dividends payable on, each class of shares may differ from each other.

7.   Applicants state that, from time to time, the Funds may create additional classes of shares, the terms of which may differ from their other share classes in the following respects: (i) the amount of fees permitted by different distribution plans and/or different service fee arrangements; (ii) voting rights with respect to a distribution and/or service plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a

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[4]   In reliance on the Commission staff no-action letter issued to *Innovator Capital Management, LLC, et al.* (pub. avail. October 6, 2017) and oral discussions with the Commission staff, the Applicants intend to rely on the Previous Order as if the Previous Order extended to the Adviser until the earlier of the receipt of the Order or 150 days from December 9, 2020, the execution date of the new investment advisory agreement between the Fund and the Adviser. During such time, the Adviser will comply with the terms and conditions in the Previous Order imposed on the Initial Fund's previous investment adviser as though such terms and conditions were imposed directly on the Adviser. When and if the Order is granted by the Commission, the Applicants would then rely on the Order, rather than continuing to rely on the Previous Order.

particular class of shares allocated on a class basis as described in the application; (v) any

differences in dividends and net asset value resulting from differences in fees under a distribution

plan and/or service fee arrangement or in class expenses; (vi) any EWC or other sales load

structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

8.   Applicants state that the Initial Fund has adopted a fundamental policy to make

quarterly repurchase offers for 5% of the shares outstanding at their net asset value ("NAV") less

any repurchase fee. Such repurchase offers will be conducted pursuant to rule 23c-3 under the

Act. Each of the other Funds will likewise adopt fundamental investment policies and make

periodic repurchase offers to its shareholders in compliance with rule 23c-3 or will provide

periodic liquidity with respect to its shares pursuant to rule 13e-4 under the Exchange Act.[5] Any

repurchase offers made by the Funds will be made to all holders of shares of each such Fund as

of the selected record date.

9.   Applicants represent that any asset-based service and/or distribution fees for each

class of shares of the Funds will comply with the provisions of FINRA rule 2341 (formerly

NASD rule 2830(d)) (the "FINRA Sales Charge Rule").[6] Applicants also represent that each

Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of

each class of shares offered for sale by the prospectus, as is required for open-end multi-class

funds under Form N-1A.[7] As is required for open-end funds, each Fund will disclose fund

expenses borne by shareholders during the reporting period in shareholder reports, and describe

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[5]   Applicants submit that rule 23c-3 and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

[6]   Any reference in the application to the FINRA Sales Charge Rule includes any successor or replacement to the FINRA Sales Charge Rule.

[7]   In all respects other than class by class disclosure, each Fund will comply with the requirements of Form N-2.

in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.[8] In addition, applicants will comply with applicable enhanced fee disclosure requirements for fund of funds.[9]

10. Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of the Fund's shares comply with such requirements in connection with the distribution of such Fund's shares.

11. Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of that Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution and/or service plan of that class (if any), service fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Applicants state that each Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

12. Applicants state that each Fund may impose an EWC on shares submitted for repurchase that have been held less than a specified period and may grant waivers of the EWCs

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[8] *See* Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

[9] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). *See also* Rules 12d1-1, *et seq.* of the Act.

on repurchases in connection with certain categories of shareholders or transactions established from time to time. Applicants state that each Fund will apply the EWC (and any waivers, scheduled variations or eliminations of the EWC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act as if the Funds were open-end investment companies.

13. Each Fund that operates or will operate as an interval fund pursuant to rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with such Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "Other Funds"). Shares of a Fund operating pursuant to rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the amount of the repurchase offer amount for such Fund as specified in rule 23c-3 under the Act. Any exchange option will comply with rule 11a-3 under the Act, as if the Fund were an open-end investment company subject to rule 11a-3. In complying with rule 11a-3, each Fund will treat an EWC as if it were a contingent deferred sales load ("CDSL").

Applicants' Legal Analysis:

Multiple Classes of Shares

1. Section 18(a)(2) of the Act provides that a closed-end investment company may not issue or sell a senior security that is a stock unless certain requirements are met. Applicants acknowledge that the creation of multiple classes of shares of the Funds may violate section

18(a)(2) because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

2.	Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants acknowledge that the creation of multiple classes of shares of the Funds may be prohibited by section 18(c), as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

3.	Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants acknowledge that multiple classes of shares of the Funds may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4.	Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule or regulation under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(a)(2), 18(c) and 18(i) to permit the Funds to issue multiple classes of shares.

5.	Applicants submit that the proposed allocation of expenses relating to distribution and/or services and voting rights is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit a Fund to

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facilitate the distribution of its securities and provide investors with a broader choice of shareholder services. Applicants assert that the proposed closed-end investment company multiple class structure does not raise concerns underlying section 18 of the Act to any greater degree than open-end investment companies' multiple class structures. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Early Withdrawal Charges

1. Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

2. Rule 23c-3 under the Act permits a registered closed-end investment company (an "interval fund") to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) under the Act permits an interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of the proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

3. Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any

holders of the class or classes of securities to be purchased. Applicants state that the Initial Fund currently waives, but may charge, and Future Funds may charge, an early repurchase fee ("Early Repurchase Fee") at a rate of no greater than 2 percent of the aggregate net asset value of a shareholder's shares repurchased by the Fund if the interval between the date of purchase of the shares and the valuation date with respect to the repurchase of those shares is less than one year. Applicants represent that any Early Repurchase Fee imposed by a Fund will apply equally to all New Class Shares and to all classes of shares of such Fund, consistent with section 18 of the Act and rule 18f-3 thereunder.

4.	Applicants request relief under section 6(c), discussed above, and section 23(c)(3) from rule 23c-3 to the extent necessary for the Funds to impose EWCs on shares of the Funds submitted for repurchase that have been held for less than a specified period.

5.	Applicants state that the EWCs they intend to impose are functionally similar to CDSLs imposed by open-end investment companies under rule 6c-10 under the Act. Rule 6c-10 permits open-end investment companies to impose CDSLs, subject to certain conditions. Applicants note that rule 6c-10 is grounded in policy considerations supporting the employment of CDSLs where there are adequate safeguards for the investor, and state that the same policy considerations support imposition of EWCs in the interval fund context. In addition, applicants state that EWCs may be necessary for the distributor to recover distribution costs. Applicants represent that any EWC imposed by the Funds will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end funds. Applicants further represent that each Fund will disclose EWCs in accordance with the requirements of Form N-1A concerning CDSLs as if the Fund were an open-end investment company.

Asset-based Distribution and/or Service Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an Order under section 17(d) and rule 17d-1 under the Act to the extent necessary to permit the Funds to impose asset-based distribution and/or service fees. Applicants represent that the Funds will comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

3.   For the reasons stated above, applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to section 23(c)(3) will be consistent with the protection of investors and will ensure that applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Finally, applicants state that the Funds' imposition of asset-based distribution and/or service fees is consistent with the provisions, policies and

purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants.

Applicants' Condition:

Applicants agree that any Order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary